Exhibit 100.1

NICE Unveils Enhanced Strategic Planner, Unleashing the Power of AI
Based Long-Term Planning

 Cloud-based solution creates a new paradigm in Workforce Management and employee engagement, allowing contact centers to make smarter decisions that inspire long term success

Hoboken, N.J., February 25, 2019 – NICE (Nasdaq: NICE) today introduced NICE Enhanced Strategic Planner (ESP), a cutting-edge offering designed to empower contact centers in making intelligent, accurate long-term workforce planning decisions that drive success. Powered by Artificial Intelligence (AI) and based in the cloud, NICE ESP is easy to use and delivers the comprehensive insights and tools contact centers need to precisely plan and predict capacity needs based on their organization's unique requirements. This advanced solution is an integral part of NICE’s Workforce Management version 7.2 that includes enhancements enabling next generation planning, support for tens of thousands of rules and expanded cloud capabilities.

With the growing number of channels and agent skillsets that must be agile in today’s contact center, the impact of same day decisions on long-term performance has never been higher. Yet historically, strategic planning has been handled with complicated, manual spreadsheets.  Thus, the full return on investment (ROI) that could be achieved with forward-looking planning has not been realized, even though the payoff from these investments is substantial. Research indicates companies that focus on the long-term outperformed their industry peers in most financial measures, with average revenue being 47 percent higher and earnings growth being 36 percent higher.

NICE Enhanced Strategic Planner (ESP) helps contact centers capitalize on the full potential of long-term strategic planning by intelligently predicting how anticipated or potential staffing scenarios will impact the ability to meet performance goals. This results in accuracy improvements of 6-10% on average over traditional means of forecasting long term requirements. The AI-driven solution considers a range of variables pertaining to their organization such as staff and channel needs as well as business parameters to make precise, customized predictions. Based in the cloud, the new solution remains current through continuous feature delivery to ensure contact centers have constant access to the latest features without costly and time-consuming delays.

Nancy Jamison, Principal Analyst, Customer Contact at Frost & Sullivan, said, "Although the benefits of long term planning have become clear, many contact centers still use manual methods and are disappointed with the results. Contact center are in dire need of an innovative planning solution that's easy to work with and can help them accurately foresee and plan workforce requirements and improve business results."

NICE ESP allows contact centers to control costs, develop better hiring plans and improve customer service with these advanced features:

•	Dozens of advanced statistical models: Using AI to generate forecasts that adapt to historical data, NICE ESP enables accurate predictions that help solve future challenges.

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“What-if” planning: NICE ESP empowers contact center managers to react faster to business changes and make the case for their specific hiring needs by predicting the potential impact of scenarios on the contact center's unique workforce and performance metrics, such as a business acquisition or staffing changes.

•	Multiple metric resolution: This solution enables solving for multiple metrics besides just full-time equivalents such as detailed shrinkage, service goals and average handle time.

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Tight integration with NICE Workforce Management: By integrating with NICE WFM, contact centers can convert a long term forecast to the current forecast with a single click, without having to reenter information using manual processes.

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Available anywhere: With cloud deployment, secure cloud connectivity and maintenance and management by NICE, this solution ensures contact center data is safely accessible anywhere on most devices and is always updated.

In addition to Enhanced Strategic Planner, NICE Workforce Management version 7.2 brings powerful enhancements that enable next generation planning, expanded cloud capability, usability and performance improvements, and enrichments to reduce pain points for customers concerning adjacent product and ACD integrations. This version also supports the Amazon Connect platform with both historical and real time integration.

Barry Cooper, President, NICE Enterprise Group, said, "With Enhanced Strategic Planner, NICE have brought yet another innovative offering to market that sets contact centers up to win and reiterates our leadership in this domain. This powerful, easy to use solution helps contact centers to accurately predict future resource needs by identifying the impact of a resource plan on key metrics such as service levels, staffing levels and handle time. As a result, contact centers can achieve metrics more reliably, benefiting from the most optimal future resource plan. A true cloud solution, NICE ESP is accessible anywhere and is always updated with the latest features. We're proud to continue making our innovative vision for WFM a reality via NICE ESP and WFM version 7.2."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.